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Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following are scripts used for radio advertisements placed by Central Pacific Financial Corp. that were broadcast on local radio stations in Hawaii on May 19, 2003.

Radio Advertisement #1

(MUSIC UNDER THROUGHOUT)

ALICE GUILD: Aloha, my name is Alice Guild. I'm a director of Central Pacific Bank. And like my fellow directors, I am keiki o ka aina—a child of this land who cares deeply about our community. Central Pacific Bank has grown under the skillful management of its former CEOs and our current leader, Clint Arnoldus. Clint was selected for his proven banking background and open management style. He has accomplished a great deal. What a shame that he has become the lightning rod for discussions about the proposed bank merger. It is our intention to proceed in a manner that is sensitive to our Island values. We hope that Hawaii will be able to hear the merits of our proposal. Mahalo.

ANNCR: Investors should read Central Pacific Financial Corp.'s SEC filings for information on the solicitation of proxies for the special shareholders meeting and for information, including risk factors, related to the proposed tender exchange offer, available at www.sec.gov.

Radio Advertisement #2

(MUSIC UNDER THROUGHOUT)

DENNIS HIROTA: Hi, my name is Dennis Hirota. I'm a director of Central Pacific Bank, and a third-generation Hawaii-born citizen. Along with my son, I have been in the engineering business for 40 years. I have spent my life building my community and what I wish for Hawaii is a bright future. My fellow directors and I firmly back the proposed City Bank and Central Pacific Bank merger. Both are institutions with local roots, founded for the same purpose and serving the same market. Combined, they would bring far-reaching benefits. There are difficult choices to be made. But if we really wish to see Hawaii prosper, we must make bold moves that ensure a brighter tomorrow. Our children deserve no less. Aloha.

ANNCR: Investors should read Central Pacific Financial Corp.'s SEC filings for information on the solicitation of proxies for the special shareholders meeting and for information, including risk factors, related to the proposed tender exchange offer, available at www.sec.gov.

Radio Advertisement #3

(MUSIC UNDER THROUGHOUT)

PAUL KOSASA: Hi, my name is Paul Kosasa and I am a director of Central Pacific Bank. Throughout my years on the board, I have seen the bank achieve record profits, steadily grow shareholder value and last year, be recognized as one of the top performing mid-size banks in the nation. If Central Pacific Bank could accomplish so much alone, imagine how much more could be done by combining the talents of both City Bank and Central Pacific Bank? Thus, a merger was proposed. City Bank shareholders would receive a 50% premium...and almost three times the cash dividends. Customers would get more choices and more services. And Hawaii would have a stronger combined bank with deep local roots. For Hawaii's future generations, I'm excited to see what more can be accomplished. Aloha.

ANNCR: Investors should read Central Pacific Financial Corp.'s SEC filings for information on the solicitation of proxies for the special shareholders meeting and for information, including risk factors, related to the proposed tender exchange offer, available at www.sec.gov.

FORWARD LOOKING INFORMATION

        This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003 and May 9, 2003, respectively. The registration statement is not final and will be further amended. CPF filed preliminary proxy statements on May 5, 2003 (as revised on May 16, 2003)

and on May 9, 2003 for solicitation of proxies from CBBI shareholders for special meetings of CBBI shareholders. Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC's Internet web site at (www.sec.gov). The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

        CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's preliminary proxy statements on Schedule 14A as filed on May 5, 2003 (as revised on May 16, 2003) and on May 9, 2003. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.

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FORWARD LOOKING INFORMATION